UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

29 October 2004

Commission file number: 1-14824

TPG N.V.

Neptunusstraat 41-63

2132 JA Hoofddorp

The Netherlands

(address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

FORM 20-F ☒	FORM 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

YES ☐	NO ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): N/A)

Explanatory note

This report of Form 6-K contains

TNT Logistics in Italy expands co-operation with Beta Utensili, 28 October 2004.

28 October 2004

TNT Logistics in Italy expands co-operation with Beta Utensili

Beta Utensili, a manufacturer of high quality hand tools, work wear and professional safety shoes, has signed a contract with TNT Logistics Italy. The five-year contract with Beta envisages that TNT Logistics will provide logistics for tools and small parts marketed by Beta Utensili and adds to an existing contract.

The new agreement between Beta Utensili and TNT Logistics expands on the one signed in 2001 and deals with a wide range of Beta products varying from professional hand tools to safety shoes. TNT Logistics will manage goods receiving, handling and storage, order preparation and dispatch throughout Italy as well as managing the administration of returns for Beta. TNT Logistics will operate a dedicated area of 11,500 m2 for the customer within its own plant at Zingonia. The volume of activities encompasses 14,000 items and a total of more than 1,150,000 order entries processed on an annual basis.

According to Paolo Zumaglini, General Manager of Beta Utensili, the outsourcing project with TNT Logistics has the primary aim of solidly implementing a constant service level and after sales support to Beta customers. Beta Utensili is a major player in Europe, boasting a direct presence in France, Great Britain, Spain, the Netherlands and Poland and exports to more than 90 countries around the world. “This means that an extremely high level of commercial propriety is demanded of the company, which together with the dynamism and the continuous innovations make the co-operation a reliable point of reference”, says Mr. Zumaglini.

Throughout the years of partnership, TNT Logistics Italy has always supported the considerable growth that Beta has experienced, to the point of substantially expanding the store areas dedicated to the customer and extending the range of value added logistics services on offer.

About TNT Logistics

TNT Logistics is a leading global logistics company. It designs, implements and operates complex supply chain solutions on a national, regional or global scale for medium to large enterprises. It exploits technology to achieve optimisation, integration and visibility throughout the supply chain. The company focuses on a diverse range of market sectors including automotive, tyres, electronics, consumer goods, utilities & telecom and publishing & media.

TNT Logistics employs more than 37,000 people, who are operating in 36 countries, managing over 7.1 million square metres of warehouse space. In 2003, TNT Logistics reported sales of €3.735 billion. In the first half of 2004 TNT Logistics EBITA increased to 53.7% compared to the same period in 2003. The TNT Logistics web site address is: www.tntlogistics.com.

TNT Logistics is a division of TPG. With its two brands TNT and Royal TPG Post, TPG is a global provider of mail, express and logistics services. The group employs around 160,000 people in 64 countries and serves over 200 countries. For 2003 the company reported sales of €11.9 billion. TPG N.V. is publicly listed on the stock exchanges of Amsterdam, New York, London and Frankfurt. The TPG web site is: www.tpg.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TPG N.V.

By: /s/ Tanno Massar
Name: Tanno Massar
Title: Director TPG Media Relations

Date: 29 October 2004